UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As previously disclosed, on October 19, 2021, Vascular Biogenics Ltd. (the “Company”) convened its 2021 annual general meeting of shareholders (the “Meeting”) at 4.00 p.m. (Israel time) at the Company’s offices at 8 HaSatat St. Modi’in, Israel.

At the Meeting, following establishment of a quorum, the Company’s shareholders voted on six proposals, which are summarized below and described in more detail in the Company’s Notice of Annual General Meeting of Shareholders of Vascular Biogenics Ltd. that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on September 2, 2021.

Proposal 1: To approve the nomination of Dr. Bennett M. Shapiro, Prof. Dror Harats, Ms. Ruth Alon, Dr. Shmuel (Muli) Ben Zvi, Dr. Ron Cohen, Mr. David Hastings and Mr. Marc Kozin to the Board, to serve until the next annual general meeting of shareholders of the Company, under the existing terms of appointment as previously approved, aside from the resolutions herein, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting took place in relation to each director nominee separately).

Proposal 2: To elect each of Ms. Alison Finger and Mr. Michael Rice as members of the Board, to serve until the next annual general meeting of shareholders of the Company or until each of their successors is duly appointed and qualified, or until their earlier resignation or removal, and to approve their compensation terms and equity grants.

Proposal 3: To approve the grant of options under the Company’s 2014 Employee Share Ownership and Option Plan according to the standard agreements as follows: (i) grant of an option to purchase 100,000 of our ordinary shares to Dr. Shapiro; (ii) grant of an option to purchase 45,000 of our ordinary shares to Ms. Alon; (iii) grant of an option to purchase 45,000 of our ordinary shares to Dr. Ben Zvi; (iv) grant of an option to purchase 45,000 of our ordinary shares to Dr. Cohen; and (v) grant of an option to purchase 45,000 of our ordinary shares to Mr. Hastings, each of which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.

Proposal 4: To approve the increase Prof. Dror Harats’s monthly base compensation under the Consulting and Employment agreements, taken as a whole, to NIS 94,000, and to approve and ratify that the notice period for termination of Prof Harats under the Consulting and Employment agreements is nine months, as amended in in his Consulting agreement from 2007.

Proposal 5: To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its Audit Committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

Proposal 6: To approve the new compensation scheme for the Company’s non-employee, non-executive directors, or the Non-Employee Directors and the New Compensation Scheme, respectively as follows:

A.	Cash Compensation

●	Board of Directors: Annual cash compensation of US$35,000 to each Non-Employee director, other than the Chairman of the Board and the former Chairman of the Board.
●	Audit Committee: Additional annual cash compensation of US$15,000 to the Chairman of the Audit Committee and US$7,500 to each member of the Audit Committee other than the Chairman.
●	Compensation Committee: Additional annual cash compensation of US$12,000 to the Chairman of the Compensation Committee and US$6,000 to each member of the Compensation Committee other than the Chairman.

●	Nominating and Corporate Governance Committee and other committees: Additional annual cash compensation of US$8,000 to the Chairman of the Nominating and Corporate Governance Committee or other committees and US$4,000 to each member of the Nominating and Corporate Governance Committee or other committees other than the Chairman.
●	Proration: Pro rata cash compensation of the annual cash compensation amounts set forth above shall be made, as applicable, to (i) any director who ceases to be a director, Chairman of the Board or member or chairman of any committee of the Board and (ii) any new Non-Employee director who is appointed by the Board, any independent director who is appointed to the position of Chairman of the Board or chairman of any such committee of the Board or any independent director who is appointed to serve on any such committee of the Board, for their services rendered as a director and/or committee member, for the portion of the year in which such director so served.

B.	Equity Compensation

●	Initial Equity Grant: One-time equity grant upon initial appointment or election to the Board equal to 0.1% of the Company’s capital on a fully diluted basis as of the date of grant, which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.
●	Annual Equity Grant: Annual equity grants of 0.067% of the Company’s share capital on a fully diluted basis as of the date of grant to each continuing director, which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.

C.	In the event of any discrepancy between the New Compensation Scheme and the provisions of the Company’s 2019 Compensation Policy for Company Office Holders, the former shall prevail.

Based on voting results at the Meeting, the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Articles, the above proposals were each properly approved at the Meeting.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL’s registration statements on Form F-3 (File Nos. 333-251821 and 333-238834), filed with the Securities and Exchange Commission on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: October 20, 2021	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer